

HERITAGE
COMMERCE CORP

**Investors Presentation
December 4-6, 2012**

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) our ability to raise capital or incur debt on reasonable terms; (8) Regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (9) continued volatility in credit and equity markets and its effect on the global economy; (10) the impact of reputational risk on such matters as business generation and retention, funding and liquidity; (11) oversupply of inventory and continued deterioration in values of California commercial real estate; (12) a prolonged slowdown in construction activity; (13) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and executive compensation) which we must comply, including but not limited to, the Dodd-Frank Act of 2010; (14) the effects of security breaches and computer viruses that may affect our computer systems; (15) changes in consumer spending, borrowings and saving habits; (16) changes in the competitive environment among financial or bank holding companies and other financial service providers; (17) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (18) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (19) the ability to increase market share and control expenses; and (20) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Commerce Corp Strategy

- **Build a significant community business bank in the San Francisco Bay Area**

  - Catering to small to medium sized privately held companies, their owners and professionals

  - Delivering our products and services through full-service offices located in key communities in the San Francisco Bay Area

  - Building the franchise through:
    - Organic growth
    - De novo office locations by adding new loan teams
    - Acquisitions

Heritage Bank Profile

- **Relationship Banking**
  - A community business bank headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees using a relationship banking approach

- **Core Clientele**
  - Small to medium sized closely held businesses
  - Professionals
  - High net worth individuals



- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations, education, and churches
  - Homeowner associations, and property management
  - Construction lending

- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks third in deposit market share amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]

- **No TARP or Regulatory Orders**

(1) Market refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2012.

Experienced Management Team

Name	Position	Years at HTBK	Years Banking Experience
Walter T. Kaczmarek	President & CEO	7	31
Michael E. Benito	EVP / Business Banking Division	9	25
Dan T. Kawamoto	EVP / Chief Administrative Officer	3	21
Lawrence D. McGovern	EVP / Chief Financial Officer	14	29
David E. Porter[1]	EVP / Chief Credit Officer	0	38

- **Regional Line Managers average over 20 years of experience in market[2]**

[1] David Porter joined the Bank on June 25, 2012.
[2] Market refers to Alameda, Contra Costa, and Santa Clara counties

Located in Economically Vibrant San Francisco Bay Area

HERITAGE
COMMERCE CORP

County	Population	Projected 5-Yr Population Growth	2011 Median Household Income	Projected 5-Yr Household Income Growth	Businesses
Santa Clara	1,798,421	3.35%	$ 91,378	11.26%	62,406
Alameda	1,518,428	2.06%	67,755	17.42%	56,652
Contra Costa	1,059,102	4.55%	80,290	11.80%	36,606
San Francisco	811,649	2.37%	63,861	21.39%	43,983
San Mateo	723,070	1.75%	85,515	12.35%	29,339
Sonoma	484,768	1.78%	64,031	19.38%	23,207
Solano	414,038	1.74%	67,284	16.41%	13,235
Marin	253,654	1.76%	83,840	14.85%	16,657
Napa	136,044	1.79%	61,334	20.46%	7,142
California	37,461,001	3.37%	57,587	18.12%	N/A
National	310,704,322	3.42%	50,227	14.55%	N/A

Source: SNL as of 12/31/2011

Heritage Snapshot – 10 Branches

HERITAGE COMMERCE CORP



Marin
Walnut Creek
Contra Costa
Danville
San Francisco
Pleasanton
Alameda
Fremont
Mtn. View
San Mateo
Los Altos
San Jose
Santa Clara
Los Gatos
Morgan Hill
Santa Cruz
Gilroy

Financial Highlights 9/30/12

Total Assets	$	1.4	billion
Total Loans	$	799	million
Total Deposits	$	1.1	billion
Total Shareholders' Equity	$	169	million
Tangible Equity	$	167	million
TE/Tangible Assets		12.3%	
Tier 1 RBC Ratio		14.8%	
Total RBC Ratio		16.1%	
Loans/Deposits		70.2%	
Yield on Earning Assets(1)		4.10%	
Cost of Deposits(1)		0.24%	
Cost of Funds(1)		0.36%	
Net Interest Margin(1)		3.77%	
Efficiency Ratio(1)		68.69%	
3Q12 Net Income(1)	$	2.5	million

(1) For the quarter ended 9/30/12

Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**
- **Ranks third amongst Independent Community Banks headquartered in the San Francisco Bay Area[1].**

Top Regional Banks			
2012 Rank	**Bank**	**Branch Count**	**Deposits in Bay Area[1] ($000)**
1	Mechanics Bank	25	2,384,381
2	Fremont Bank	18	1,962,900
3	**Heritage Bank of Commerce**	**10**	**1,114,770**
4	Bank of Marin	12	1,068,574
5	Westamerica Bank	19	1,040,038
6	Bridge Bank, NA	2	1,003,037
7	First National Bank of Northern California	12	652,353
8	Pacific Coast Bankers' Bank	1	472,545
9	Bank of the Orient	7	397,089
10	Avidbank	1	349,292

Top National Franchises			
2012 Rank	**Bank**	**Branch Count**	**Deposits in Bay Area[1] ($000)**
1	Bank of America, NA	203	141,988,763
2	Wells Fargo Bank, NA	228	72,122,684
3	Citibank, NA	116	23,545,642
4	JPMorgan Chase Bank, NA	179	15,990,728
5	Silicon Valley Bank	4	15,881,602
6	First Republic Bank	30	13,692,518

Totals for Market[1]	
Branch Count	**Deposits in Bay Area[1] ($000)**
1,424	364,229,854

(1) San Francisco Bay Area refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2012.

Heritage Deposit by Branches[1]



San Jose	$514,571
Los Altos	164,665
Pleasanton	105,488
Danville	82,571
Walnut Creek	64,560
Los Gatos	62,502
Fremont	52,418
Mountain View	31,915
Morgan Hill	22,429
Gilroy	13,651
	$1,114,770

(1) San Francisco Bay Area refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2012.

Operating Performance (in $000's)

	For the Periods Ended:			
	3Q 2012	3Q 2011	YTD 9/30/2012	YTD 9/30/2011
Interest Income	$12,862	$13,020	$39,607	$39,021
Interest Expense	1,038	1,320	3,440	4,653
Net Interest Income	11,824	11,700	36,167	34,368
Provision for Loan Losses	1,200	1,515	2,115	3,239
Net Interest Income after Provision for Loan Losses	10,624	10,185	34,052	31,129
Noninterest Income	2,948	1,912	6,761	5,999
Noninterest Expense	10,147	9,809	30,457	29,712
Income Before Income Taxes	**3,425**	**2,288**	**10,356**	**7,416**
Income Tax Expense (Benefit)[1]	939	(2,529)	3,116	(1,068)
Net Income (Before dividends & discount accretion on preferred stock)[2]	$2,486	$4,817	$7,240	$8,484

[1] The income tax benefit of $2.5 million for the third quarter of 2011, and $1.1 million for the nine months ended September 30, 2011, are net of a $3.0 million reduction in a partial valuation allowance for deferred tax assets.

[2] $40 million of TARP redeemed in March 2012

Financial Highlights

	3Q 2012	3Q 2011	YTD 9/30/2012	YTD 9/30/2011
Total Assets	$1,356.0mm	$1,252.7mm		
Total Loans	$799.4mm	$776.7mm		
Core Deposits	$873.3mm	$782.8mm		
Total Deposits	$1,138.0mm	$1,006.1mm		
Subordinated debt issued (mini-pool TRUPS)	$9.3mm	$23.7mm		
TARP preferred stock	-	$40.0mm		
Total Shareholders' Equity	$169.0mm	$197.1mm		
Yield on Interest Earning Assets	4.10%	4.46%	4.30%	4.51%
Cost of Deposits	0.24%	0.34%	0.26%	0.42%
Cost of Funds	0.36%	0.51%	0.41%	0.60%
Net Interest Margin	3.77%	4.01%	3.93%	3.97%
Efficiency Ratio	68.69%	72.06%	70.95%	73.60%

Strong Deposit Base (in $000's)

September 30, 2012



Demand, noninterest-bearing	$ 405,880	35.7%
Demand, interest-bearing	159,361	14.0%
Savings and money market	281,579	24.7%
Time deposits - under $100	26,513	2.3%
Core Deposits	873,333	76.7%
Time deposits - $100 and over	170,430	15.0%
Time deposits - CDARS	5,098	0.5%
Time deposits - brokered	89,172	7.8%
Total	$ 1,138,033	100.0%

Legend:
- Demand, noninterest-bearing
- Demand, interest-bearing
- Savings and money market
- Time deposits - under $100
- Time deposits - $100 and over
- Time deposits - CDARS
- Time deposits - brokered

HERITAGE COMMERCE CORP

Strong Deposit Base (in $000's) cont.

	9/30/2012	12/31/2011	12/31/2010	12/31/2009
Demand, noninterest-bearing	$ 405,880	$ 344,303	$ 280,258	$ 260,840
Demand, interest-bearing	159,361	134,119	153,917	146,828
Savings and money market	281,579	282,478	272,399	295,404
Time deposits - under $100	26,513	28,557	33,499	40,197
Core Deposits	873,333	789,457	740,073	743,269
Time deposits - $100 and over	170,430	168,874	137,514	129,831
Time deposits - CDARS	5,098	6,371	17,864	38,154
Time deposits - brokered	89,172	84,726	98,467	178,031
Total	$ 1,138,033	$ 1,049,428	$ 993,918	$ 1,089,285

Diversified Loan Portfolio (in $000's)

September 30, 2012



Commercial	$377,520	47.2%
CRE - Owner Occupied	174,855	21.9%
CRE - Investor/Other	161,718	20.2%
Equity Lines	45,565	5.7%
Land & Construction	24,068	3.0%
Consumer & Other	15,667	2.0%
Total	$799,393	100.0%

- Commercial
- CRE - Owner Occupied
- CRE - Investor/Other
- Equity Lines
- Land & Construction
- Consumer & Other

Diversified Loan Portfolio (in $000's) cont.

	9/30/2012	12/31/2011	12/31/2010	12/31/2009
Commercial	$377,520	$366,590	$378,412	$427,177
CRE - Owner Occupied	174,855	157,216	191,627	210,532
CRE - Investor/Other	161,718	154,263	145,830	190,199
Equity Lines	45,565	52,017	53,697	51,368
Land & Construction	24,068	23,016	62,356	182,871
Consumer & Other	15,667	11,489	14,127	7,966
Total	$799,393	$764,591	$846,049	$1,070,113

Conservative CRE Loan Concentration



Net Interest Margin Trend



Solid Credit Quality Metrics (in $000's)



Selected Ratios for 3Q12
1. NPA's/Total Assets = 1.62%
2. ALLL/ NPL's* = 100.03%

*excluding nonaccrual loans held-for-sale
**net of SBA guarantees

Balance at 3Q12	(in $000's)
1. Classified Assets**	$46,002
2. NPA's	$22,007
3. ALLL	$19,124

Excellent Capital Ratios (1Q12 includes repurchase of $40mm TARP preferred stock)

HERITAGE COMMERCE CORP

Total Risk-Based Capital Ratio (%)



Tier 1 Risk-Based Capital Ratio (%)



Leverage Ratio (%)



Tangible Common Equity/Tangible Assets (%)



[1]The decrease in 2012 is primarily due to the repurchase of the $40 million TARP Series A Preferred Stock during the first quarter of 2012 and the redemption of the $14 million of fixed-rate subordinated debt in the third quarter of 2012.

[2]Assumes conversion of Series C Preferred Stock of $19.5mm into common stock

Positioned for Growth

- **Small to medium business customer relationship focus**

- **Competitive loan and cash management products catering to businesses**

- **Highly experienced management team throughout the company**
  - 20+ years experience of Regional Managers in market

- **Solid credit quality at 3Q 2012**
  - 1.62% nonperforming assets to total assets
  - Balanced loan portfolio with real estate well under all regulatory guidelines

- **Excellent capital and liquidity with no TARP at 3Q 2012**
  - 16.1% total risk-based capital ratio
  - 70.2% loan to deposit ratio

- **Profitable operations**
  - 9 consecutive quarters of income

- **Good locations and markets with solid market share among community banks**
  - 10 branch locations
  - Third in deposit market share amongst independent community banks
  - San Francisco and San Jose combined MSA's are second in household income greater than $200,000
  - Strong name recognition in market

Closing Stock Price



NASDAQ Ticker:	HTBK
Recent Price (11/28/2012)	$ 6.82
Tangible Book Value (9/30/2012)	$ 5.60
Tangible Book Value[1] (9/30/2012)	$ 5.23
EPS (trailing twelve months)	$ 0.26
Price / Tangible Book[2]	1.22%
Price / Tangible Book[1][2]	1.30%
P / E[3]	26.2x

[1]Assuming Series C Preferred Stock was converted into common stock
[2]Price is based on 11/28/12 and Tangible Book is based on 9/30/12 actual
[3]Price is based on 11/28/12 and EPS is based on trailing twelve months at 9/30/12

Contact Information



Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Michael E. Benito
Executive Vice President
Business Banking Division
408.792.4085

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

David E. Porter
Executive Vice President
Chief Credit Officer
408.792.4029